EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
United Surgical Partners International, Inc.:
We consent to the use of our report dated February 28, 2007, with respect to the consolidated balance sheets of United Surgical Partners International, Inc. and subsidiaries (predecessor entity) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2006 and to the reference to our firm under the heading “Experts” in the prospectus.
Our report dated February 28, 2007, on the consolidated financial statements contains an explanatory paragraph that effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment, as discussed in Note 1 to the consolidated financial statements.

/s/

KPMG LLP

Dallas, Texas
July 2, 2007